Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 8, 2005

Diageo plc

(Exact name of registrant as specified in its charter)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE FILED AND INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NOS. 333-10410, 333-14100 AND 333-110804) AND REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-08090, 333-08092, 333-08094, 333-08096, 333-08098, 333-08102, 333-08104, 333-08106, 333-09770, 333-11460, 333-11462) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERCEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Diageo plc
Date: 8 June 2005	By:	/s/ John Nicholls
		Name:	John Nicholls
		Title:	Deputy Company Secretary

06 June 2005

Diageo signs agreement with Pernod to buy Bushmills

Diageo has entered into an agreement with Pernod to purchase Bushmills, the world’s second largest Irish whiskey brand, for approximately £200 million. The acquisition of Bushmills represents an important opportunity for Diageo as Irish whiskey is a category in which, currently, Diageo does not participate. Diageo expects that the proposed acquisition will be economic profit positive during the fourth full year after completion using a 9% weighted average cost of capital.

In addition Pernod has granted Diageo an exclusive no cost option to purchase Allied Domecq’s Montana wine business with the exception of the Corbans, Stoneleigh and Church Road wine brands for 11 x 2004 contribution after marketing expenditure (CAMP). The purchase price, of approximately £ 320 million, may be adjusted to reflect information relating to the Montana CAMP which will be available following completion of the acquisition of Allied Domecq by Pernod. Diageo will exercise the option subject to determining that the acquisition of Montana can achieve appropriate growth and returns for shareholders.

The agreements are conditional upon the successful completion of Pernod’s agreed bid for Allied Domecq which Pernod and Allied Domecq have both stated they expect to occur on 26 July 2005. Both acquisitions would also be subject to regulatory clearance and are expected to close in late 2005 or early in 2006.

Under a separate agreement Diageo has undertaken to cease discussions with any third party in connection with any of the assets or businesses currently owned by Allied Domecq and not to (and to procure that none of its concert parties will) acquire or dispose of any shares in Allied Domecq without Pernod’s consent. This undertaking falls away on completion of the acquisition of Allied Domecq by Pernod

Diageo’s financial position remains strong and therefore notwithstanding both of these acquisitions Diageo will recommence the share buy back programme from tomorrow.

Paul Walsh, Chief Executive of Diageo commented:

‘Since 2000 Diageo has built a focused premium drinks company which is now a world leader. The business has grown organically and through targeted acquisitions. The acquisition of Bushmills and the option we have to acquire Montana continues that strategy.

‘The acquisition of Bushmills is a particularly pleasing opportunity. This is one of the industry’s oldest Irish whiskey brands and gives Diageo, for the first time, an important presence in this growing category. Montana is one of the leading New Zealand wine brands and the number one New Zealand export brand. The option gives us the opportunity to establish whether it could deliver the same growth that we have seen from our existing wine business.’

UBS Investment Bank is acting as financial advisor to Diageo. Slaughter and May is acting as legal advisor.

ENDS

Contacts:

Investor Relations:	Catherine James	+44(0) 207 927 5272	investor.rel@diageo.com

Media Enquiries:	Isabelle Thomas	+44 (0)20 7927 5749	media@diageo.com

Notes to editor:

Diageo has been a lead player in the consolidation of the global drinks industry. In December 1997 Diageo plc was formed through the merger of Guinness and Grand Met, creating with that merger the world’s leading spirits company, United Distillers and Vintners. In 2000 Diageo merged its spirits, wine and beer businesses followed in December 2001 by the acquisition of certain key businesses of the Seagram Company Ltd. Diageo now owns market leading spirits, wine and beer brands.

In 1997 key brands retained from Guinness PLC included: Guinness, Johnnie Walker, Gordon’s, Tanqueray and Bell’s. While key brands retained from GrandMet included: Smirnoff, J&B, Baileys, Cuervo, Beaulieu Vineyard and Blossom Hill. In 2001 we augmented our priority brand portfolio through the acquisition of Captain Morgan, Crown Royal, Sterling Vineyards, Cacique, Myers Rum, Bulleit Bourbon, Seagram’s 7 and Seagram’s VO. And in 2004 we went on to acquire Ursus vodka and the Chalone Wine Group.

Diageo trades in some 180 markets around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com